April 28, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Charlie Guidry and Mr. Donald Field

Re: Hudson Acquisition I Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on April 27, 2022

CIK No. 0001853047

Dear Mr. Charlie Guidry and Mr. Donald Field:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 4, 2022 (the “Comment Letter”) relating to the Amendment No. 1 to Draft Registration Statement (the “Draft Registration Statement”), which was submitted to the Commission by Hudson Acquisition I Corp. (the “Company” or “we”) on February 10, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1 (“S-1”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

Comment

1. We note that you have added a PRC geographic target carve-out related to your initial business combination. Please provide the language of the provision which will be contained in your Second Amended and Restated Certificate of Incorporation.

Response: The Company hereby confirms that it has inserted the following carve-out language to the Article Six of its Second Amended and Restated Certificate of Incorporation:

“J. At no time, the Corporation shall undertake a Business Combination with any entity being based in or having the majority of its operations in China (including Hong Kong and Macau).”

Please see Exhibit 3.3 to the S-1 for details.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Anticipated Expenses and Funding Sources, page 13

Comment

2. We note your response to our prior comment 1 and reissue in part. We note your disclosure that you "currently intend to draw approximately $210,000 upon the Promissory Note to fund [your] operations for the initial ten (10) months after the completion of this offering." We also note your disclose on page 55 that you have already drawn $300,000 as of September 30, 2021. Please reconcile or advise.

Response: As of April 15, 2022, the Company borrowed a total of $400,000 under the promissory note with our sponsor (the “Note”) to be used for a portion of the expenses of the offering. In addition to the $400,000 already drawn under the Note, the Company plans to borrow an additional $210,000 under the Note to fund its operations for the initial nine (9) months after the completion of the offering. Please note that the initial period for the initial business combination has changed back to nine months. Please refer to page 14 of the S-1 for details.

Limited Payments to Insiders, page 22

Comments

3. Please revise the third bullet to quantify the current amount outstanding under the Promissory Note.

Response: We have revised the S-1 to clarify the amount outstanding under the Note. Please see page 25 of the S-1 for details.

Comments

4. We note your disclosure on page 13 that the time to complete an initial business combination may be extended via certain payments by your sponsor or its affiliates or designees. We also note your disclosure that such payments would be made in the form of non-interest bearing loans. Please revise this section, and the prospectus throughout accordingly, to discuss these loans and address any repayment terms or conditions including if the company fails to complete an initial business combination.

Response: We have revised the S-1 to clarify the payment arrangement with the sponsor or its affiliates or designees in the event that the time to complete an initial business combination is extended. Please see pages 27 and 28 of the S-1 for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou, Esq.
Name:	Huan Lou, Esq.
On behalf of Hudson Acquisition I Corp.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW